

Mail Stop 3561

July 9, 2008

Gary P. Freeman
President and CFO
Veridigm, Inc.
27 Gloucester Street
London, England WC1N 3AX

> **RE: Veridigm, Inc.**
> **Form 8-K filed February 28, 2008**
> **File No. 0-30536**

Dear Mr. Freeman:

We have completed our review of your Form 8-K and related filings and have no further comments given your certification and notice of termination of registration under Section 12(g) of the Securities Exchange Act of 1934 or suspension of duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934 on Form 15 filed July 7, 2008.

Sincerely,

William Thompson
Branch Chief